UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): March 15, 2017

BAY BANKS OF VIRGINIA, INC.

(Exact Name of Registrant as Specified in Charter)

Virginia	0-22955	54-1838100
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 S. Main Street, Kilmarnock, Virginia 22482

(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (804) 435-1171

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07	Submission of Matters to a Vote of Security Holders.

Bay Banks of Virginia, Inc. (the “Company”) held a Special Meeting of Shareholders on March 15, 2017 (the “Special Meeting”). At the Special Meeting the following matters were submitted to a vote of the Company’s shareholders (i) a proposal to approve the Agreement and Plan of Merger, dated November 12, 2016, by and between Virginia BanCorp Inc. (“Virginia BanCorp”) and the Company, pursuant to which Virginia BanCorp will merge with and into the Company; (ii) a proposal to amend the Company’s articles of incorporation to increase the number of authorized shares of the Company’s common stock from 10 million shares to 30 million shares; and (iii) a proposal to adjourn the meeting to a later date, if necessary, to solicit additional proxies to approve Proposals 1 or 2.

The voting results for each proposal are as follows:

1.	To approve the Agreement and Plan of Merger, dated November 2, 2016, by and between the Company and Virginia BanCorp, pursuant to which Virginia BanCorp will merge with and into the Company.

				Broker
	For	Against	Abstentions	Non-Votes
	3,485,004	71,009	14,986	-
% of shares voted	84.69%	1.73%	0.36%	-
% of shares outstanding	72.99%	1.49%	0.31%	-

2.	A proposal to amend the Company’s articles of incorporation to increase the number of authorized shares of the Company’s common stock from 10 million shares to 30 million shares.

				Broker
	For	Against	Abstentions	Non-Votes
	3,948,592	117,697	48,832	-
% of shares voted	95.95%	2.86%	1.19%	-
% of shares outstanding	82.70%	2.46%	1.02%	-

3.	Each of the proposals received the necessary votes to be approved and therefore, no adjournment of the Special Meeting was required to solicit additional votes.

Item 8.01	Other Events

On March 17, 2017, the Company and Virginia BanCorp issued a joint press release announcing the results of the Special Meeting and Virginia BanCorp’s special meeting, also held March 15, 2017. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

2

Additional Information about the Merger and Where to Find It

This information presented herein does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger, the Company has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 with respect to the offering of the Company’s common stock as the merger consideration under the Securities Act of 1933, as amended, which includes a joint proxy statement of the Company and Virginia BanCorp and a prospectus of the Company. The registration statement has been declared effective by the SEC, and the definitive joint proxy statement/prospectus was mailed to stockholders of the Company and Virginia BanCorp on or about February 7, 2017. Investors and security holders are urged to read the registration statement and joint proxy statement/prospectus and other relevant documents because they contain important information about the merger.

Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Security holders of the Company may also obtain free copies of these documents by directing a request by telephone or mail to Bay Banks of Virginia, Inc., P.O. Box 1869, 100 South Main Street, Kilmarnock, Virginia 22482; 800-435-1140; or by accessing these documents at the Company’s website: www.baybanks.com. Security holders of Virginia BanCorp may also obtain free copies of these documents by directing a request by telephone or mail to Virginia BanCorp Inc., P.O. Box 1777, 1965 Wakefield Street, Petersburg, Virginia 23805; 800-297-4040; or by accessing these documents at Virginia BanCorp’s website: www.vacommbank.com. The information on the Company’s and Virginia BanCorp’s websites is not, and shall not be deemed to be, a part of this report or incorporated into other filings made with the SEC.

The Company, Virginia BanCorp and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company and Virginia BanCorp in connection with the merger. Information about the directors and executive officers of the Company and their ownership of the Company’s common stock is set forth in the definitive proxy statement for the Company’s 2016 annual meeting of shareholders, as previously filed with the SEC on April 8, 2016. Information about the directors and executive officers of Virginia BanCorp and their ownership of Virginia BanCorp common stock may be obtained by reading the joint proxy statement/prospectus regarding the merger. Additional information regarding the interests of these participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus regarding the merger.

3

Item 9.01	Financial Statements and Exhibits

(d)	Exhibits.

The following exhibit is filed herewith:

Exhibit No.	Description of Exhibit

99.1	Press Release dated March 17, 2017

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BAY BANKS OF VIRGINIA, INC.

	By:	/s/ Deborah M. Evans
Deborah M. Evans
Chief Financial Officer

March 17, 2017

5

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Press release dated March 17, 2017